Neuberger Berman Real Estate Securities Income Fund Inc.

605 Third Avenue
New York, NY 10158

April 4, 2009

Dear Valued Stockholder:

As you are likely aware, the difficult financial markets experienced during much of the past year have impacted your investment in Neuberger Berman Real Estate Securities Income Fund Inc. (the “Fund”). In the face of the challenges presented by the broader financial markets, your Fund, like many other closed-end funds, experienced asset depreciation, increased volatility in the prices of the portfolio securities and volatility in the market prices of Fund shares.

Enclosed please find a Notice of Annual Meeting of Stockholders and a Proxy Statement that discuss several proposals that you will be asked to vote on at your Fund’s meeting. As we approach this meeting, we want to assure you that Neuberger Berman Management LLC (“NB Management”), your Fund’s investment manager, and your Fund’s Board of Directors (the “Board”) regularly monitor investment performance and have taken the following decisive actions that we believe enhance stockholder value and may reduce discounts:

•	Approved a tender offer by your Fund, expected to be conducted in the near future;
•	Approved a longer term program of tender offers for your Fund;
•	Agreed to extend current management fee waivers; and
•	Adjusted your Fund’s distribution rate.

Recently, your Fund announced that it will conduct a tender offer for 10% of its outstanding shares of common stock at a price equal to 98% of its net asset value per share (“NAV”) determined on the day the tender offer expires (the “Initial Tender Offer”). We expect to announce the commencement date of the Initial Tender Offer in the coming weeks. Additionally, your Fund announced that its Board has authorized a semi-annual tender offer program (the “Tender Offer Program”) consisting of up to four tender offers over a two-year period. Under the Tender Offer Program, if your Fund’s common stock trades at an average daily discount to NAV of greater than 10% during a 12-week measurement period, the Fund would conduct a tender offer for between 5% and 20% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires. It is currently anticipated that the first measurement period will commence in the third quarter of 2009.

The Initial Tender Offer and the Tender Offer Program are the latest in a series of steps taken by the Board and NB Management to address the discount at which your Fund’s common stock has typically traded. In addition to potentially narrowing this discount at certain times, there are other potential benefits of the Initial Tender Offer and the Tender Offer Program, including: enabling common stockholders to tender a portion of their shares at a price that is likely greater than what they could realize in the secondary market at that time; increased liquidity for common stockholders; and a possible marginally accretive impact on NAV for common stockholders who remain invested in the Fund.

NB Management has also agreed to extend the waivers of its management fees currently in place for your Fund. NB Management believes that the voluntary extension of its advisory fee waiver during the Initial Tender Offer and Tender Offer Program will provide additional benefits to common stockholders who remain invested in the Fund by keeping expenses lower than they otherwise would have been and mitigating some increases in the expense ratio that may result from a decrease in the Fund’s size in the wake of recent market events and the tender offers.

NB Management and your Board regularly monitor your Fund’s distribution rate and have made changes when deemed appropriate. In December 2008, in response to continued challenges in the financial markets, your Fund announced a reduction in its distribution rate. NB Management and your Board understand the importance of investment income to closed-end fund investors; but, because market volatility and the credit crisis have had a significant impact on your Fund’s portfolio securities and necessitated a reduction in the amount of your Fund’s leverage, we believe it was important to set a distribution rate that reflects market conditions and is more in line with Fund earnings.

As discussed in more detail in the enclosed Proxy Statement, at the annual meeting you will be asked to vote for the election of Class I Directors and for proposals to approve new management and sub-advisory agreements that are identical in all material respects to the current agreements. We ask your support for these proposals.

Approval of new management and sub-advisory agreements is being sought because Lehman Brothers Holdings Inc. (“LBHI”) entered into an agreement to sell substantially all of the Neuberger Berman business (including NB Management and Neuberger Berman, LLC, your Fund’s sub-adviser) to a new company, a majority of which would be owned, directly or indirectly, by portfolio managers, Neuberger Berman’s management team and certain key members and senior professionals of the former Investment Management Division of LBHI (the “Proposed Acquisition”). Under the Investment Company Act of 1940, as amended, consummation of the Proposed Acquisition would automatically terminate the current contracts under which NB Management and Neuberger Berman, LLC provide investment advisory services to your Fund.

Your Board recommends that you vote FOR the management and sub-advisory agreements and FOR each Class I Director.

Thank you for your continued support of your Fund’s Board and Neuberger Berman.

Very truly yours,

/s/ Robert Conti

Robert Conti

Director, President and Chief Executive Officer

Neuberger Berman Real Estate Securities Income Fund Inc.

Although it has no current expectation of doing so, the Board retains the ability, consistent with its fiduciary duty, to opt out of the Tender Offer Program should circumstances arise in which the Board believes that the Tender Offer Program would cause a material negative impact on the Fund or Fund stockholders. There can be no assurance that the Initial Tender Offer or Tender Offer Program would cause the discount at which the Fund’s common stock trades to narrow or would not negatively affect its earnings per share.

THIS LETTER IS NOT A RECOMMENDATION TO PURCHASE OR SELL, AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE FUND. THE FUND HAS NOT COMMENCED THE TENDER OFFERS DESCRIBED IN THIS LETTER. ANY TENDER OFFER WILL BE MADE ONLY BY AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER DOCUMENTS WHICH WILL BE FILED WITH THE SEC AS EXHIBITS TO A TENDER OFFER STATEMENT ON SCHEDULE TO AND WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND FROM THE FUND. STOCKHOLDERS OF THE FUND SHOULD READ THE RELEVANT OFFER TO PURCHASE AND TENDER OFFER STATEMENT ON SCHEDULE TO AND RELATED EXHIBITS WHEN THOSE DOCUMENTS ARE FILED AND BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS.